--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EARTHLINK NETWORK, INC.
                                (NAME OF ISSUER)

                               ----------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   270322100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              DON A. JENSEN, ESQ.
                               SPRINT CORPORATION
                          2330 SHAWNEE MISSION PARKWAY
                             WESTWOOD, KANSAS 66205
                                 (913) 624-3326
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTES AND COMMUNICATIONS)

                                   COPIES TO:
                              JOHN A. GRANDA, ESQ.
                          STINSON, MAG & FIZZELL, P.C.
                               1201 WALNUT STREET
                          KANSAS CITY, MISSOURI 64106
                                 (816) 842-8600

                               ----------------

                               FEBRUARY 10, 1998*
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

* A combined Schedule 14D-1 and Schedule 13D reporting the information contained herein was filed on February 18, 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      13D                 Page 2 of 7 Pages
CUSIP NO. 270322100



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      SPRINT CORPORATION

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (A)[X]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS:
      WC

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(D) OR 2(E):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
      KANSAS

--------------------------------------------------------------------------------
NUMBER OF SHARES BENE- FICALLY OWNED BY EACH REPORT- ING PERSON WITH
             7SOLE VOTING POWER                   0

            -------------------------------------------------------------------
             8SHARED VOTING POWER                 6,939,496*

            -------------------------------------------------------------------
             9SOLE DISPOSITIVE POWER              0

            -------------------------------------------------------------------
            10SHARED DISPOSITIVE POWER            6,939,496*

--------------------------------------------------------------------------------
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      6,939,496*

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

      61.4%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*:
      CO

--------------------------------------------------------------------------------

--------
* Reflects highest number of shares as to which voting power or dispositive power is shared by virtue of membership in the groups described in Item 2(a)-(c); (f).

                                      13D                     Page 3 of 7 Pages
ITEM 1. SECURITY AND ISSUER.

  The name of the issuer is EarthLink Network, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 3100 New York Drive, Pasadena, CA 91007. This Schedule 13D relates to agreements entered into in connection with the offer by Sprint Corporation (the "Purchaser") to purchase 1,250,000 shares of common stock of the Company, par value $.01 per share (the "Shares" or "Common Stock"), at a price of $45 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. There were 11,301,915 Shares outstanding as of February 13, 1998.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(c); (f) The Purchaser is a Kansas corporation. The information set forth in Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each executive officer and director of the Purchaser, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

  In order to induce Sprint and Sprint L.P. to enter into the Investment Agreement dated February 10, 1998 among the Purchaser, Sprint Communications Company L.P. ("Sprint L.P."), the Company, Dolphin, Inc. ("Newco") and Dolphin Sub, Inc. ("Newco Sub") (the "Investment Agreement") and perform the transactions contemplated thereby (as described under the caption "Introduction" and in Section 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase which is incorporated herein by reference), the following members of management and other stockholders (the "Granting Stockholders") entered into an Agreement to Vote and Tender Stock dated February 10, 1998 ("Agreement to Vote and Tender Stock"): Sky D. Dayton, Chairman of the Board of the Company, 1,500,000; Kevin
M. O'Donnell, a director of the Company, 944,614; Gregory Abbott, 427,212; Robert S. London, 392,032; George Abbott, 203,364; and Storie Partners LP, 521,892. That agreement obligates the Granting Stockholders to tender all of the 3,989,114 Shares (representing 35.3% of the outstanding Shares) which they own into the Offer, and to vote those Shares in favor of (i) the Merger, (ii) the issuance of the Convertible Preferred Stock (as defined under the caption "Introduction" in the Offer to Purchase), the Convertible Notes (as defined under the caption "Introduction" in the Offer to Purchase) and the Newco Common Stock (as defined under the caption "Introduction" in the Offer to Purchase) issuable upon conversion thereof, (iii) the other transactions contemplated by the Investment Agreement, and (iv) any related matter that must be approved by the holders of Common Stock or Newco Common Stock in order for the transactions contemplated by the Investment Agreement to be consummated (the matters referred to in (i), (ii), (iii) and (iv) are referred to collectively as the "Company Stockholder Vote Matters"). In addition, the following stockholders (the "Voting Stockholders") entered into an Agreement to Vote Stock dated February 10, 1998 ("Agreement to Vote Stock") which obligates them to vote all of the 2,950,382 Shares (representing 26.1% of the outstanding Shares) in favor of the Company Stockholder Vote Matters: George Soros, 214,545 Shares; Quantum Industrial Partners LDC, 1,456,480; Reed Slatkin, a director of the Company (through Reed Slatkin & Associates), 1,042,473 Shares; and Sidney Azeez, a director of the Company, 236,884 Shares.

  Simultaneously with the execution of the Investment Agreement, the Purchaser and the following stockholders (the "SA Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement", which will not become effective until the Closing of the transactions contemplated by the Investment Agreement and then only if the Offer is consummated and the conditions to the Closing are satisfied or waived on or prior to the Closing) covering all of the Shares or other equity securities of Newco they now own of record or beneficially or which they will receive in the Merger, or are convertible into Newco Common Stock or are

                                      13D                     Page 4 of 7 Pages
receivable in respect thereof ("Covered Shares"): Sky Dayton, Chairman of the Board of the Company, 1,500,000 Shares; Quantum Industrial Partners LDC, 1,456,480 Shares; Kevin M. O'Donnell, a director of the Company, 944,614 Shares; Reed Slatkin, a director of the Company (through Reed Slatkin & Associates), 1,042,473 Shares; George Soros, 214,545 Shares; and Sidney Azeez, a director of the Company, 236,884 Shares. The Stockholders Agreement obligates the SA Stockholders to (i) vote all of the 5,394,996 Covered Shares in favor of a Sprint Offer or Qualified Offer (as the terms Sprint Offer and Qualified Offer are defined in Section 12 of the Offer to Purchase under the subcaptions "Purchases of Additional Equity Securities; Business Combinations" and "Third Party Offers", respectively) involving a business combination or related matter, and (ii) to tender all of the Covered Shares into a tender offer initiated by Sprint to effect a Sprint Offer or a Qualified Offer.

  The Purchaser and Sprint L.P. may be deemed to be members of a group with the Granting Stockholders with respect to the agreements to vote and tender the 3,989,114 Shares contemplated by the Agreement to Vote and Tender Stock, and thus may be viewed as sharing voting and dispositive power for those purposes with respect to the Shares covered thereby. The Purchaser and Sprint L.P. may also be deemed to be members of a group with the Voting Stockholders with respect to the agreements to vote the 2,950,382 Shares contemplated by the Agreement to Vote Stock, and thus may be viewed as sharing voting power for that purpose with respect to the Shares covered thereby. Finally, the Purchaser and Sprint L.P. may be deemed to be members of a group with the SA Stockholders with respect to the agreements to vote and tender the 5,394,996 covered shares of Newco Common Stock contemplated by the Stockholders Agreement, and thus may be viewed as sharing voting and dispositive power with respect to the Covered Shares. By virtue of such shared voting and/or investment powers, the Purchaser may be deemed to share beneficial ownership of the Shares covered by those agreements.

  The Purchaser is making a separate filing to report its shared beneficial ownership of Shares and Newco Common Stock resulting from its membership in the three groups described in the three immediately preceding paragraphs. Sprint does not have knowledge of the information called for by Instruction C to Schedule 13D with respect to the other members of such groups and therefore is not required to report such information in this Schedule 13D pursuant to Rule 13d-1(k)(2), except for the information set forth under the caption "Beneficial Ownership of Common Stock" in the Company's Proxy Statement dated January 23, 1998.

  (d); (e) During the last five years, neither the Purchaser, nor, to the best of the Purchaser's knowledge, any of the executive officers or directors of the Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

  (a)-(h) The information set forth under the caption "Introduction" and in Sections 7 ("Effect of the Offer on the Market for Common Stock; Stock Quotation; and Exchange Act Registration") and Section 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a)-(c) The information set forth under the caption "Introduction", and in
Section 9 ("Certain Information Concerning the Purchaser") and Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

                                      13D                     Page 5 of 7 Pages

  (d) The Purchaser has only shared voting and dispositive power to the extent described in the response to Items 2(a)-(c) and (g) hereof which is incorporated herein by reference. The Purchaser does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in response to paragraphs (a)-(c) of this Item 5.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth under the caption "Introduction" and in Section 9 ("Certain Information Concerning the Purchaser"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated February 18, 1998.*

  (a)(2) Letter of Transmittal.*

  (a)(3) Letter, dated February 18, 1998 from the Dealer Manager to brokers, dealers, commercial banks, trust companies and nominees.*

  (a)(4) Letter, dated February 18, 1998 to be sent by brokers, dealers, commercial banks, trust companies and nominees to their clients.*

  (a)(5) Notice of Guaranteed Delivery.*

  (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number Substitute Form W-9.*

  (a)(7) Text of Press Release, dated February 10, 1998 issued by Purchaser and EarthLink Network, Inc.*

  (a)(8) Summary newspaper advertisement, dated February 18, 1998.*

  (b)(1) Investment Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc., Dolphin, Inc. and Dolphin Sub, Inc.*

  (b)(2) Governance Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc. and Dolphin, Inc.*

  (b)(3) Stockholders' Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc., Dolphin, Inc. and the SA Stockholders (as defined in Section
        2).*

  (b)(4) Agreement and Plan of Merger, dated February 10, 1998, between EarthLink Network, Inc., Dolphin, Inc. and Dolphin Sub, Inc.*

  (b)(5) Credit Agreement, dated February 10, 1998, between Sprint Corporation, EarthLink Network, Inc. and Dolphin, Inc.*

  (b)(6) Registration Rights Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc. and Dolphin, Inc.*

                                      13D                     Page 6 of 7 Pages

  (b)(7) Proposed Form of Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Dolphin, Inc.*

  (b)(8) Agreement to Vote and Tender Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and the Granting Stockholders (as defined in Section 2).*

  (b)(9) Agreement to Vote Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and the Voting Stockholders (as defined in Section 2).*
--------
* Filed with combined Schedule 14D-1 and Schedule 13D dated February 18, 1998 and incorporated by reference herein.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 1998.

                                          Sprint Corporation

                                             /s/ Don A. Jensen
                                          By: _________________________________
                                             Name: Don A. Jensen
                                             Title: Vice President

                                      13D                     Page 7 of 7 Pages
                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 (a)(1)  Offer to Purchase, dated February 18, 1998.*
 (a)(2)  Letter of Transmittal.*
 (a)(3)  Letter, dated February 18, 1998 from the Dealer Manager to brokers, dealers, commercial banks, trust companies and nominees.*
 (a)(4)  Letter, dated February 18, 1998 to be sent by brokers, dealers, commercial banks, trust companies and nominees to their clients.*
 (a)(5)  Notice of Guaranteed Delivery.*
 (a)(6)  IRS Guidelines for Certification of Taxpayer Identification Number
         Substitute Form W-9.*
 (a)(7)  Press Release, dated February 18, 1998.*
 (a)(8)  Summary newspaper advertisement, dated February 18, 1998.*
 (b)(1)  Investment Agreement, dated February 10, 1998, between Sprint
         Corporation, Sprint Communications Company L.P., EarthLink Network,
         Inc., Dolphin, Inc. and Dolphin Sub, Inc.*
 (b)(2)  Governance Agreement, dated February 10, 1998, between Sprint
         Corporation, Sprint Communications Company L.P., EarthLink Network,
         Inc. and Dolphin, Inc.*
 (b)(3)  Stockholders' Agreement, dated February 10, 1998, between Sprint
         Corporation, Sprint Communications Company L.P., EarthLink Network,
         Inc., Dolphin, Inc. and the SA Stockholders (as defined in Section
         2).*
 (b)(4)  Agreement and Plan of Merger, dated February 10, 1998, between
         EarthLink Network, Inc., Dolphin, Inc. and Dolphin Sub, Inc.*
 (b)(5)  Credit Agreement, dated February 10, 1998, between Sprint Corporation,
         EarthLink Network, Inc. and Dolphin, Inc.*
 (b)(6)  Registration Rights Agreement, dated February 10, 1998, between Sprint
         Corporation, Sprint Communications Company L.P., EarthLink Network,
         Inc. and Dolphin, Inc.*
 (b)(7)  Proposed Form of Certificate of Designation, Preferences and Rights of
         Series A Convertible Preferred Stock of Dolphin, Inc.*
 (b)(8)  Agreement to Vote and Tender Stock, dated February 10, 1998, between
         Sprint Corporation, Sprint Communications Company L.P. and the
         Granting Stockholders (as defined in Section 2).*
 (b)(9)  Agreement to Vote Stock, dated February 10, 1998, between Sprint
         Corporation, Sprint Communications Company L.P. and the Voting
         Stockholders (as defined in Section 2).*

--------
* Filed with combined Schedule 14D-1 and Schedule 13D dated February 18, 1998 and incorporated by reference herein.